Filed Pursuant to Rule 433
File No. 333-201126

Pricing Term Sheet

CBRE Services, Inc.

$600,000,000 4.875% Senior Notes due 2026

August 6, 2015

The following information, filed pursuant to Rule 433, supplements the Preliminary Prospectus Supplement dated August 6, 2015, Registration Statement No. 333-201126

Issuer:	CBRE Services, Inc. (the “Issuer”)

Expected Ratings (Moody’s/S&P):*	Baa3/BBB

Guarantors:	CBRE Group, Inc. and the subsidiaries of the Issuer that guarantee its senior credit facility

Title of Securities:	4.875% Senior Notes due 2026 (the “Notes”)

Principal Amount:	$600,000,000

Trade Date:	August 6, 2015

Settlement Date (T+5):	August 13, 2015

Final Maturity Date:	March 1, 2026

Interest Payment Dates:	March 1 and September 1, commencing March 1, 2016

Record Dates:	February 15 and August 15

Coupon:	4.875%

Benchmark Treasury:	UST 2.125% due May 15, 2025

Benchmark Treasury Price / Yield:	99-06 / 2.218%

Spread to Benchmark Treasury:	+ 275 basis points

Yield to Maturity:	4.968%

Public Offering Price:	99.240% of the principal amount

Net Proceeds to Issuer (before expenses):	$591,540,000

Optional Redemption Provisions:

Make-Whole Premium:	Prior to December 1, 2025, the Issuer will be entitled, at the Issuer’s option, to redeem all or a portion of the Notes at a redemption price equal to the greater of (1) 100% of the principal amount of the Notes to be redeemed and (2) the sum of the present values of the remaining scheduled payments of principal and interest thereon to December 1, 2025 (not including any portions of payments of interest accrued as of the date of redemption) discounted to the date of redemption on a semi-annual basis (assuming a 360-day year consisting of twelve 30-day months) at the Adjusted Treasury Rate (T+45 basis points). In the case of each of clauses (1) and (2), accrued and unpaid interest, if any, will be payable to, but not including, the date of redemption.

Par Call:	From and after December 1, 2025, the Issuer will be entitled, at the Issuer’s option, to redeem all or a portion of the Notes at a redemption price equal to 100% of the principal amount of the Notes to be redeemed, plus accrued and unpaid interest, if any, to, but not including, the date of redemption.

CUSIP/ISIN:	12505BAD2 / US12505BAD29

Joint Book-Running Managers:

J.P. Morgan Securities LLC

HSBC Securities (USA) Inc.

Merrill Lynch, Pierce, Fenner & Smith

                     Incorporated

Wells Fargo Securities, LLC

Credit Suisse Securities (USA) LLC

Mitsubishi UFJ Securities (USA), Inc.

RBS Securities Inc.

Scotia Capital (USA) Inc.

Co-Managers:	Santander Investment Securities Inc. BNY Mellon Capital Markets, LLC Mizuho Securities USA Inc. U.S. Bancorp Investments, Inc. ANZ Securities, Inc. PNC Capital Markets LLC

*Note: A securities rating is not a recommendation to buy, sell or hold securities and may be subject to revision, suspension or withdrawal at any time.

The Issuer has filed a registration statement including a prospectus and a prospectus supplement with the Securities and Exchange Commission (the “SEC”) for the offering to which this communication relates. Before you invest, you should read the prospectus and prospectus supplement in that registration statement and other documents the Issuer has filed with the SEC for more complete information about the Issuer and this offering. You may obtain these documents for free by visiting EDGAR on the SEC Web site at www.sec.gov. Alternatively, copies may be obtained by calling J.P. Morgan Securities LLC collect at 1-212-834-4533, HSBC Securities (USA) Inc. at 1-866-811-8049, Merrill Lynch, Pierce, Fenner & Smith Incorporated at 1-800-294-1322 or by emailing dg.prospectus_requests@baml.com, Wells Fargo Securities, LLC toll free at 1-800-645-3751 or Credit Suisse Securities (USA) LLC at 1-800-221-1037.